UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Gaming Partners International Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

36467A107
(CUSIP Number)

Elisabeth Carretté, 3945 West Cheyenne Avenue, Suite 208, North Las Vegas, Nevada 80932, (702) 384-2425
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2019
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUISP No. 36467A107

1.	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
Elisabeth Carretté

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
	(SEE INSTRUCTIONS)	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO PF WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
France

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the shares of Common Stock, par value $0.01 per share (each a “Share” and, collectively, the “Shares”) issued by Gaming Partners International Corporation, a Nevada corporation (“GPIC”), and amends the Schedule 13D originally filed by Elisabeth Carretté (the “Reporting Person”) with the United States Securities and Exchange Commission (the “SEC”) on March 1, 2005, as subsequently amended by Amendment No. 1 thereto filed with the SEC on November 14, 2005, Amendment No. 2 thereto filed with the SEC on January 13, 2009 and Amendment No. 3 thereto filed with the SEC on December 3, 2018 (the “Original Schedule 13D” and, together with this Amendment No. 4, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

The Reporting Person beneficially owns approximately 72% of the outstanding shares of Holding Wilson, S.A., a company organized under the laws of France (“Holding Wilson”), and has included in this Schedule 13D the total amount of the Shares held by Holding Wilson in the total amount of the Shares beneficially owned by her. As such, the Reporting Person has not named Holding Wilson as a separate reporting person in this Schedule 13D.

As set forth below, as a result of the merger described herein between GPIC and Angel Holdings Godo Kaisha, a company organized under the laws of Japan (“Angel”), which closed on May 1, 2019, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The total consideration received by the Reporting Person in connection with the consummation of the merger described in Item 4 below was approximately $56 million, all of which was paid from a payment fund controlled by Broadridge Corporate Issuer Solutions, Inc., the paying agent in connection with the merger described in Item 4 below. Angel funded the payment fund from its own cash on hand.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 1, 2019, the parties to the Agreement and Plan of Merger, dated as of November 27, 2018 (as amended, restated, supplemented or otherwise modified prior to the date hereof, the “Merger Agreement”), by and among GPIC, Angel and AGL Nevada Corporation, a Nevada corporation, which was an acquisition subsidiary formed and wholly owned by Angel (“Merger Sub”), consummated the transactions contemplated by the Merger Agreement pursuant to which Merger Sub merged with and into GPIC (the “Merger”) with GPIC surviving the Merger as a wholly owned subsidiary of Angel. As a result, pursuant to the terms of the Voting Agreement, dated as of November 27, 2018 (the “Voting Agreement”), by and among Angel, Holding Wilson and the Reporting Person, the irrevocable proxy granted to Angel was terminated in accordance with its terms on May 1, 2019 upon the effective time of the Merger (the “Effective Time”).

As a result of the effectiveness of the Merger, GPIC is now a wholly owned subsidiary of Angel, a company wholly owned by Mr. Yasushi Shigeta, an individual. At the Effective Time, the Shares that previously traded under the ticker symbol “GPIC”, ceased trading on, and are being delisted from, the NASDAQ Stock Market. The registration of the Shares under the federal securities laws will be terminated and GPIC will no longer be required to file periodic reports with the SEC.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) and (b) As a result of the Merger and pursuant to the terms of the Merger Agreement, the Reporting Person disposed of all Shares beneficially owned by her immediately prior to the Effective Time, which included (i) 20,102 Shares held directly by the Reporting Person and (ii) 4,048,124 Shares held by Holding Wilson. In connection with the closing of the Merger, the Reporting Person received $13.75 per share for each Share beneficially owned by her immediately prior to the Effective Time, resulting in a total cash payment of approximately $56 million in accordance with the terms of the Merger Agreement. As a result, the Reporting Person no longer has the power to vote or dispose of any Shares.

(c) Except for the Merger Agreement, the Voting Agreement and the transactions contemplated by those agreements and described in this Amendment No. 4, the Reporting Person has not effected any transaction in the Shares during the past 60 days.

(d) To the Reporting Person’s knowledge, no other person has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Shares described herein.

(e) As a result of the transactions described herein, on May 1, 2019, as of the Effective Time, the Reporting Person ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

As a result of the consummation of the Merger, the Voting Agreement terminated in accordance with its terms effective as of the Effective Time.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2019	/s/ Elisabeth Carretté
Elisabeth Carretté

HOLDING WILSON, S.A.

/s/ Alain Thieffry
	Name:	Alain Thieffry
	Title:	President